                                 FORM 27

                       MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

ITEM 1. REPORTING ISSUER

        The full name of the reporting issuer is 724 SOLUTIONS INC. whose principal office is located at 4101 Yonge Street, Suite 702, Toronto, Ontario, M2P 1N6.

ITEM 2. DATE OF MATERIAL CHANGE

        The effective date of the material change herein reported is September 12, 2000.

ITEM 3. PRESS RELEASE

        The press release issued pursuant to section 75(1) of the Securities Act (Ontario) was issued before the opening of The Toronto Stock Exchange on September 13, 2000 at Toronto, Ontario. The press release was widely disseminated.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        724 Solutions Inc. ("724 Solutions") closed its acquisition of Spyonit.com, Inc. ("Spyonit.com") on the evening of September 12, 2000. 724 Solutions acquired all of the shares of Spyonit.com in exchange for U.S.$2 million cash and 1,041,616 of its common shares. Based on the closing price on the Nasdaq National Market on September 12, 2000, and including contingent costs associated with key employee retention, the transaction will have a value of approximately U.S.$53.4 million.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        The material change is described in the press release dated September 13, 2000 attached hereto which is hereby incorporated by reference herein.

ITEM 6. CONFIDENTIAL REPORT

        Not applicable.
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ITEM 7. OMITTED INFORMATION

        No significant facts have been omitted from this report.

ITEM 8. SENIOR OFFICER

        Further information regarding the matters described in this report may be obtained from Christopher Erickson, President and Secretary, who is knowledgeable about the details the material change and may be contacted at (416) 226-2147.

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGE REFERRED TO HEREIN.

THIS REPORT IS EXECUTED AT TORONTO, ONTARIO THIS 13th DAY OF SEPTEMBER, 2000.

                                                "Christopher Erickson"
                                                -------------------------
                                                 Christopher Erickson
                                                 President and Secretary,
                                                 724 Solutions Inc.

                         FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray McManus               Stephen Rouse                   Monica Zaied
Public Relations          Maverick PR                     Investor Relations
724 Solutions Inc.        for 724 Solutions               724 Solutions Inc.
416.228.8191              416.640.5518                    416.228.2369

rmcmanus@724.com          stephenr@maverickpr.com         mzaied@724.com


                   724 Solutions acquires Spyonit.com

INTEGRATION OF ALERTS TECHNOLOGY ANSWERS THE GROWING NEED FROM CUSTOMERS TO
      HAVE PERSONALIZED INFORMATION ANYTIME, ANYWHERE, ON ANY DEVICE

TORONTO, ON (SEPTEMBER 13, 2000) - Leading Internet infrastructure software developer, 724 Solutions Inc. (NASDAQ: SVNX; TSE: SVN), today announces it has acquired Chicago-based Spyonit.com, Inc., a leading developer of Web-based monitoring and notification technology. Spyonit.com's alert software adds to 724 Solutions' vision of offering a comprehensive, customized end-user experience for financial institutions' customers.

724 Solutions will acquire all of the outstanding shares of Spyonit.com in exchange for U.S. $2 million cash and 1,041,616 of its common shares. Based on the closing price on the Nasdaq National Market on September 12, 2000, and including contingent costs associated with key employee retention, the transaction will have a value of approximately U.S. $53.4 million.

Spyonit.com was founded in October 1999 to make it easy for users to stay on top of the things they care about - even while they're away from their computer. The company's infrastructure software monitors the Internet and other content sources for items of interest such as stock prices, product sales, or auction bids. When appropriate content is detected, the Spyonit.com system delivers smart notifications to the user through a variety of Internet-accessing devices, such as cell phones and personal digital assistants.

"Spyonit.com allows us to broaden the range of alert services our Financial Services Platform supports, complements our LiveClips aggregation solution, and adds a compelling standalone offering to our product portfolio," said Greg Wolfond, chief executive officer, 724 Solutions. "Financial institutions see this technology as critical as it provides an excellent entry point for mobile transactions as well being a 'sticky' service that keeps customers coming back again and again."
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Spyonit.com's alert technology and management team will provide the platform and expertise for what will become 724 Solutions' "Tell Me When" offering - presenting consumers with personalized alerts on informational events when they occur, and eventually enabling them to complete transactions based on that information. Spyonit.com's technology will enable 724 Solutions' Financial Services Platform (FSP) to support e-commerce alerts from merchant Web sites and account alerts from financial institution data.

In addition, the Spyonit.com business unit will independently target other market segments including media/news and entertainment, healthcare, portals, search engines and other enterprise categories.

Dick Costolo, chief executive officer and president of Spyonit.com said, "724 Solutions offers us outstanding technology, talent, culture, and strategic vision that will enable us to accelerate our market penetration."

According to Costolo, the proliferation of connected Internet devices is changing the way people receive and interact with information. Spyonit.com is poised to lead in the development of alerts infrastructure software and tools, changing the very nature of information exchange. In a recent survey of the U.S. market Forrester Research reported that over 60 percent of people who use Internet-enabled devices want notifications on discounts and promotions. Additionally, International Data Corporation reports that there are almost 70 million U.S. Internet-enabled devices capable of receiving alerts.

Currently, Spyonit.com (www.Spyonit.com) is working with Morningstar and other news and financial content providers to deliver personalized notifications to Internet devices. Spyonit.com was recognized in the "10 Internet Essentials" category under the "50 Most Incredibly Useful Sites" list in the July 2000 issue of YAHOO! INTERNET LIFE MAGAZINE.

ABOUT 724 SOLUTIONS INC.

724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure mobile banking, investment, and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company provides end-to-end customer support through its global application hosting and contact center services. 724 Solutions' customers comprise world-class financial institutions whose combined customer bases total 165 million. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and the Toronto Stock Exchange (SVN). Headquartered in Toronto, Canada, the company has offices in London, Paris, San Francisco, Santa Clara, Sydney, and Tokyo. For additional information visit www.724.com (http://www.724.com/).
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This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions will not successfully deploy or operate services (including Spyonit.com's alert notification services) based upon the 724 Solutions Financial Services Platform; the risk that Spyonit.com's services will not be able to be profitably independently marketed and other risks outlined in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to 724 Solutions' registration statement on Form F-1, prospectuses, material change reports, Annual Information Form, Form 20-F, Management Information Circular, or filings on Form 6-K. 724 Solutions and Spyonit.com do not undertake any obligation to update this forward-looking information, except as required under applicable law.

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